SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			18,684,107		0.1189	0.1189

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	05	19,500	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	08	77,944	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	15	24,577	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	23	75,300	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	27	20,902	0.00000	0.00
			Total Conversion ADRs (Out)		218,223		0.00

Shares	Common	Direct with the Company	Exerc Options	01	55,200	3.73096	205,948.99
Shares	Common	Direct with the Company	Exerc Options	01	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	08	20,775	3.73096	77,510.69
Shares	Common	Direct with the Company	Exerc Options	09	30,125	3.73096	112,395.17
Shares	Common	Direct with the Company	Exerc Options	09	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	23	27,475	0.51106	14,041.48
Shares	Common	Direct with the Company	Exerc Options	23	11,125	1.70284	18,944.10
Shares	Common	Direct with the Company	Exerc Options	23	113,600	1.90648	216,576.13
Shares	Common	Direct with the Company	Exerc Options	23	66,700	3.73096	248,855.03
Shares	Common	Direct with the Company	Exerc Options	27	87,665	8.72400	764,789.46
			Total Sell		472,915		2,222,976.95

Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	24,805	19.67	487,914.35
Shares	Common	Direct with the Company	Plan of Shares Acquisition	08	3,876	20.00	77,520.00
			Total Buy		28,681		565,434.35

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			18,021,650		0.1147	0.1147

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	05	19,500	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	08	77,944	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	15	24,577	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	23	75,300	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	27	20,902	0.00000	0.00
			Total Conversion ADRs (In)		218,223		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	08	39,231	6.24	244,802.01
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	15	398	5.96	2,373.57
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	23	128,075	6.07	777,414.61
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	27	5,773	6.09	35,158.18
			Total Buy		173,477		1,059,748.37

ADR (*)	Common	Direct with the Company	Exerc Options	05	11,400	0.09503810	1,083.43
ADR (*)	Common	Direct with the Company	Exerc Options	05	8,100	2.42203490	19,618.48
ADR (*)	Common	Direct with the Company	Exerc Options	08	117,175	2.08920000	244,802.01
ADR (*)	Common	Direct with the Company	Exerc Options	15	24,975	0.09503800	2,373.57
ADR (*)	Common	Direct with the Company	Exerc Options	23	56,925	3.09400000	176,125.95
ADR (*)	Common	Direct with the Company	Exerc Options	23	17,950	1.67600000	30,084.20
ADR (*)	Common	Direct with the Company	Exerc Options	23	37,150	2.86280000	106,353.02
ADR (*)	Common	Direct with the Company	Exerc Options	23	23,925	3.84160000	91,910.28
ADR (*)	Common	Direct with the Company	Exerc Options	23	67,425	5.53120000	372,941.16
ADR (*)	Common	Direct with the Company	Exerc Options	27	26,675	1.31802000	35,158.18
			Total Sell		391,700		1,080,450.28

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer